Exhibit 99.16

CONSENT OF PAUL GEDDES

The undersigned hereby consents to the use of the undersigned's name and the technical and scientific information which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Skeena Resources Limited for the year ended December 31, 2021.

Date: March 31, 2022	/s/ Paul Geddes
Paul Geddes, P.Geo